UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number: 1-13991

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MFA FINANCIAL, INC.
One Vanderbilt Ave., 48th Floor
New York, New York 10017

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Financial Statements and Supplemental Schedules

2

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Participants and Beneficiaries
of the MFA Financial Inc. 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of MFA Financial Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023 and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2024 and of delinquent participant contributions for the year ended December 31, 2024 has been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

We have served as the Plan’s auditor since 2023.

/s/ EisnerAmper LLP

EISNERAMPER LLP
New York, New York
May 30, 2025

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MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2024	2023
Assets
Investments, at fair value	$34,321,752	$26,481,074
Cash equivalents including money market funds	1,111,169	1,194,359
Receivables:
Participants’ contributions	$47,550	$83,003
Employer contributions	213,734	221,376
Notes receivable from participants	300,107	132,010
Total Receivables	$561,391	$436,389
Total Assets	$35,994,312	$28,111,822
Net Assets Available for Benefits	$35,994,312	$28,111,822

See accompanying notes to the financial statements.

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MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2024
Additions to net assets:
Investment Income:
Interest and dividends	$997,160
Net appreciation in fair value of investments	4,383,935
Total investment income	5,381,095
Contributions:
Participants’ Contributions	$2,926,752
Employer Contributions	1,429,414
Rollovers	400,297
Total contributions	4,756,463
Interest on notes receivable from participants	$16,496
Administrative expense credit	17,566
Total increase to net assets	$10,171,620
Deductions from net assets:
Benefits distributed to participants	$2,278,116
Administrative expenses	11,014
Total deductions from net assets	$2,289,130
Increase in net assets available for plan benefits	$7,882,490
Net assets available for benefits:
Beginning of year	28,111,822
End of year	$35,994,312

See accompanying notes to the financial statements.

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MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2024

1. Description of the Plan

The following description of the MFA Financial, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions, a copy of which is available from MFA Financial, Inc. (the “Company”).

General

The Plan, which became effective January 1, 2002, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the Company’s 401(k) committee (the “401(k) Committee”) with certain administrative functions of the Plan delegated to others in accordance with the terms of the Plan. The Plan’s investments are held by a trust fund administered by Fidelity Management Trust Company (the “Trustee”).

Investment Funds, Contributions and Vesting

Under the terms of the Plan, all regular full-time and part-time employees of the Company who are 21 years of age 1) can make elective contributions to the Plan beginning as soon as practicable after the date of hire; and 2) are eligible to receive Company matching contributions.

Participants may elect to have a portion of their eligible compensation contributed to the Plan on a before-tax or after tax basis, up to the maximum deferral permitted under the Internal Revenue Code of 1986, as amended (the “Code”). For 2024, this limit was $23,000. Participants who are age 50 or older can make before-tax catch-up contributions to the Plan, the amount of which was limited to $7,500 per participant in 2024. Participants may change their deferral percentage as applicable at the beginning of each payroll period. Participant’s contributions may be invested in one or a combination of the various investment options offered by the Plan. A participant’s account balance may generally be transferred among the Plan’s investment options at any time upon receipt of instructions from the participant, except for certain limitations, including, but not limited to, the provisions of the Company’s Insider Trading Policy.

The Company makes matching contributions in cash for each eligible participant in an amount equal to the addition of 1) 100% of the first 3% of an eligible participant’s compensation contributed to the Plan; and 2) 50% of the next 2% of the eligible participant’s compensation contributed to the Plan. Company matching contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Code, including compliance with applicable statutory limits and non-discrimination rules. For 2024, the annual maximum employer matching contribution for each eligible participant was $13,800. Participants are immediately vested in their before-tax or after-tax and Company matching contributions, as well as any investment earnings/losses thereon. During 2024, the Company made matching contributions of $221,376 with respect to eligible employee contributions made during 2023. In addition, on an annual basis, the Company at its discretion, may decide to make nonelective employer contributions to eligible participants in the Plan. The Plan provides that such contributions by the Company will vest 20% after two years of service with an additional 20% vesting for each year of service thereafter until the sixth year, at which time such contributions are fully vested. The nonelective employer contributions are automatically fully vested upon a participant’s termination due to retirement, death or disability, as defined in the Plan. The Company has not made any non-elective employer contributions during 2024 and 2023.

Participants are permitted to transfer eligible amounts from certain other tax qualified plans to the Plan (“Rollovers”), subject to Plan requirements.

The Plan provides for multiple investment options to be made available through the Trustee, including core investment options as determined by the 401(k) Committee, a group of target date options, an advisory asset management service and a self-directed brokerage option. In addition, the Plan document provides that the Company’s equity securities be offered as a core investment option, subject to compliance with ERISA. Contributions or Rollovers related to the Company’s common or preferred stock are also subject to the Company’s Insider Trading Policy. See Note 3 for Investment Options under the Plan.

Each participant’s account is credited with the participant's contribution and allocations of (a) the Company’s contributions, (b) Plan earnings (losses), and may be charged with an allocation of administrative expenses paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

6

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2024

Notes Receivable from Participants (Loans)

The Plan includes a provision that allows participants to apply for a loan from their account balance for a minimum amount of $1,000 up to the lesser of 50% of the value of the vested portion of their Plan assets or $50,000, subject to the certain restrictions set forth in the Plan and the Code. The loans may be repaid through payroll deductions and may have loan terms ranging up to five years, or ten years if for the purchase of a primary residence. A participant may have only two loans outstanding at a time. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate throughout the duration of the loan of prime plus one percentage point. At December 31, 2024, loans outstanding to participants had interest rates ranging from 4.25% to 9.50% and will mature at various dates through December 2034.

Distributions and Withdrawals

Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59-½, or in the event of financial hardship or termination of service. The participant may elect to receive a lump sum payment, installment payments, or rollover the vested account balance to another qualified plan. Hardship withdrawals are allowed for participants incurring an “immediate and heavy financial need,” as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to being permitted to make a hardship withdrawal.

Administrative Expenses

Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from the Plan’s assets as incurred.

Forfeitures

Forfeited nonvested accounts can be used to reduce employer contributions or pay administrative expenses. For the year ended December 31, 2024, forfeitures of approximately $149,749 were used to reduce employer contributions. Forfeited nonvested accounts available at December 31, 2024 and 2023 were approximately $48,804 and $123,847, respectively. Also the employer contribution receivable at December 31, 2024 and 2023 was reduced by $0 and $26,675, respectively, from forfeited nonvested accounts available at the time the amount was paid.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedule thereto. Actual results could differ from those estimates.

Cash Equivalents Including Money Market Funds

Participant investments in money market funds, whose underlying investments are assessed to be liquid financial instruments are considered to be cash equivalents.

Valuation of Investments and Investment Income

Investments held by the Plan are stated at estimated fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Equity securities are valued at the closing price reported on the market on which the individual securities are traded on the last business day of the Plan year. Investments in mutual funds are valued at the net asset value of units held by the Plan as reported by the mutual fund on the last business day of the Plan year. Other investments are valued using available information including information

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MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2024

reported on the market on which such investments are traded, net asset value of the entity that issued the investment security or other information as deemed appropriate to use to estimate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Distributions to Participants

Distributions to participants are recorded when paid by the Plan.

Notes Receivable from Participants

Notes receivable from participants (loans) are funded directly from the participants account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis in accordance with their selected investment options.

3. Investment Options

The Plan provides participants with various investment options, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of a participant’s investments could occur in the near term and that such changes could materially affect the account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

In addition to the self-directed brokerage account option and employer stock, set out below are the investment options made available under the Plan as of December 31, 2024:

Name of Fund / Security	Name of Fund / Security	Name of Fund / Security
Fidelity 500 Index Fund	Fidelity Freedom 2045 Fund	Fidelity Total Bond Fund
Fidelity Blue Chip Growth Fund	Fidelity Freedom 2050 Fund	Fidelity U.S. Bond Index Fund
Fidelity Emerging Markets Fund	Fidelity Freedom 2055 Fund	Fidelity Value Fund
Fidelity Extended Market Index Fund	Fidelity Freedom 2060 Fund	Goldman Sachs Inflation Protected Securities Fund Investor Shares
Fidelity Freedom 2015 Fund	Fidelity Freedom 2065 Fund	Janus Henderson Enterprise Fund Class T
Fidelity Freedom 2020 Fund	Fidelity Freedom Income Fund	JP Morgan U.S. Value Fund Class R6
Fidelity Freedom 2025 Fund	Fidelity Global ex U.S. Index Fund	MassMutual Premier Small Cap Opportunities Fund Administrative Class
Fidelity Freedom 2030 Fund	Fidelity Government Money Market Fund	MFA Financial, Inc. Common Stock
Fidelity Freedom 2035 Fund	Fidelity Overseas Fund	MFA Financial, Inc. Preferred Stock
Fidelity Freedom 2040 Fund	Fidelity Small Cap Growth Fund	Allspring Special Small Cap Value Fund - Class Admin
4. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 – Inputs to the valuation methodology include: (1) quoted prices for similar assets or liabilities in active markets; (2) quoted prices for identical or similar assets or liabilities in inactive markets; (3) inputs other than quoted prices that are observable for the asset or liability; or (4) inputs that are derived principally from or corroborated by

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MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2024

observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for investment assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2024 and 2023.
Mutual funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Money market funds – Valued at one dollar per share held by the Plan at year end. Money market funds held by the Plan are mutual funds invested in highly liquid, near-term instruments and are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The money market funds held by the Plan are deemed to be actively traded.
Exchange Traded Funds (“ETFs”) – Valued at the daily closing price. ETFs are investment companies whose shares are traded intraday on stock exchanges at market-determined prices, which may be greater or less than NAV. Plans may buy or sell ETF shares through a broker or in a brokerage account just as they would the shares of any publicly traded company. ETFs are registered with the SEC, and generally, are structured as open-ended investment companies (open-ended funds) or unit investment trusts.
Stable value fund – Valued at the daily closing price as reported by the fund.
Self-directed brokerage accounts – Accounts primarily consist of mutual funds, common stocks, preferred stocks, ETFs, government bonds and cash that are valued on the basis of readily determinable market prices.
MFA Financial, Inc. common and preferred stock – Participants have the option to invest in common and preferred shares of MFA Financial, Inc. (MFA). Shares held in participant accounts are valued on the basis of readily determinable market prices.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth, by level, within the fair value hierarchy, the Plan's investment assets at fair value:

Investment Assets at Fair Value as of December 31, 2024

	Level 1	Level 2	Level 3	Total
Common and preferred stocks	$6,860,951	$—	$—	$6,860,951
Mutual funds	25,643,451	—	—	25,643,451
Other investments	1,753,726	63,624	—	1,817,350
Cash and cash equivalents	1,111,169	—	—	1,111,169
Total Assets at fair value	$35,369,297	$63,624	$—	$35,432,921

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MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2024

Investment Assets at Fair Value as of December 31, 2023

	Level 1	Level 2	Level 3	Total
Common and preferred stocks	$4,861,263	$—	$—	$4,861,263
Mutual funds and other investments	21,300,889	—	—	21,300,889
Government bond	—	318,922	—	318,922
Cash and cash equivalents	1,194,359	—	—	1,194,359
Total Assets at fair value	$27,356,511	$318,922	$—	$27,675,433
5. Party-in-Interest and Related Party Transactions

The Trustee and the Company are parties-in-interest with respect to the Plan. The Plan’s investments are held by the Trustee, and certain of the investment options available to participants include investments managed by the Trustee and its affiliates. Transactions between the Plan, and the Trustee and its affiliates, are exempt from the prohibited transactions rules under ERISA.

Common and Preferred stock of MFA Financial, Inc.

As of December 31, 2024, participants in the Plan held 28,953 shares of MFA Financial, Inc. Common Stock valued at $296,212 and 5,347 shares of MFA Financial, Inc. 7.50% Series B Cumulative Redeemable Preferred Stock valued at $113,005. As of December 31, 2023, participants in the Plan held 29,914 shares of MFA Financial, Inc. Common Stock valued at $326,984 and 5,346 shares of MFA Financial, Inc. 7.50% Series B Cumulative Redeemable Preferred Stock valued at $115,230.

Notes Receivable from Participants

Notes Receivable from Participants, as discussed in Note 1 (Description of the Plan), are also considered to be party-in-interest transactions and totaled $300,107 and $132,010 at December 31, 2024 and December 31, 2023, respectively.

Administrative expense credit

The trustee provides certain administrative services to the Plan and receives revenue from mutual fund providers for services the trustee provides to the funds. This revenue is used to offset certain amounts owed to the trustee for its administrative services to the Plan. If the revenue received by the trustee from such mutual fund service providers exceeds the amounts owed the trustee remits the excess to the Plan pursuant to the service agreement. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants, depending on the Plan’s provisions. During 2024, $17,566 was received from the trustee, which was used to pay Plan expenses.

Administrative expenses

During 2024, the Plan paid $11,014 in administrative expenses to the Trustee of the Plan.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Volatility in the financial markets may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments at December 31, 2024 and 2023 may not necessarily be indicative of amounts that could be realized in a current market exchange.

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MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2024

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Each participant’s interest in the Plan is 100% vested at all times, including the portion attributable to Company matching contributions. In the event of Plan termination, any unvested nonelective employer contributions will become 100% vested and the Plan assets will be distributed in accordance with the Plan document.

8. Tax Status

The Plan has adopted the Fidelity Management and Research Company Volume Submitter plan. On June 30, 2020, the Internal Revenue Service (“IRS”) stated in an advisory letter that the Volume Submitter plan adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code (“IRC”) and therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no examinations for any tax periods in progress.
9. Plan Errors and Prohibited Transactions

During 2023, the Company inadvertently failed to make deposits of $234,132 of participant deferrals within the timeframe as required by the DOL. The DOL considers late deposits, without regard to materiality, to be prohibited transactions. The DOL considers these prohibited transactions as uncorrected until lost earnings have been calculated and remitted to the plan. The general rule for deposits of 401(k) withholding requires that the Company remit withheld employee 401(k) deferrals to the plan as of the earliest date on which such amounts can reasonably be segregated from the Company’s general assets, but in no event later than 15 business days after the end of the month in which the contributions were withheld. Participant accounts were credited with their late deferral amounts in 2023, but these accounts were not credited with the amount of investment income which would have been earned had participant contributions been remitted on a timely basis. In 2024, lost earnings of $8,387 were calculated and remitted to the Plan.

During 2024, the Company inadvertently failed to make deposits of $12,483 of participant deferrals within the timeframe as required by the DOL. Participant accounts were credited with their late deferral amounts in 2024, but these accounts were not credited with the amount of investment income which would have been earned had participant contributions been remitted on a timely basis. Lost earnings are in the process of being calculated and will be remitted to the Plan.

During 2023, it was discovered that certain of the Plan’s provisions were not properly applied in the daily operation of the Plan. The definition of compensation for participant and employer contributions as per the Plan document was not properly applied when calculating contribution amounts. During 2024, the Plan administrator determined the affected participants and made the Plan whole for any amounts due, including earnings as required under IRS guidelines.
10. Mutual Fund Fees (Applicable Only for Direct Investments in Mutual Funds)

Certain investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These annual fees are used to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

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MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held as of December 31, 2024

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Tesla, Inc.	Common Stock, 6,523 shares	$2,634,276
Apple Inc.	Common Stock, 2,659 shares	665,858
Meta Platforms, Inc.	Common Stock, 580 shares	339,640
Amazon.com, Inc.	Common Stock, 1,389 shares	304,733
*MFA Financial, Inc.	Common Stock, 28,953 shares	296,212
Target Corporation	Common Stock, 1,095 shares	148,022
Netflix, Inc.	Common Stock, 159 shares	141,720
Royal Bank of Canada	Common Stock, 1,045 shares	125,905
NVIDIA Corporation	Common Stock, 786 shares	105,499
Spotify Technology S.A.	Common Stock, 200 shares	89,476
Royal Caribbean Cruises Ltd.	Common Stock, 361 shares	83,326
Microsoft Corporation	Common Stock, 190 shares	79,932
Verizon Communications	Common Stock, 1,457 shares	58,268
AT&T Inc.	Common Stock, 2,512 shares	57,204
Alphabet Inc. Class A	Common Stock, 290 shares	54,989
Owens Corning	Common Stock, 300 shares	51,096
Deere & Company	Common Stock, 113 shares	47,673
International Business Machines Corporation	Common Stock, 191 shares	42,089
Fannie Mae	Common Stock, 12,000 shares	39,360
The Walt Disney Company	Common Stock, 293 shares	32,615
JPMorgan Chase & Co.	Common Stock, 126 shares	30,095
The Home Depot, Inc.	Common Stock, 75 shares	29,174
Alphabet Inc.	Common Stock, 143 shares	27,233
Union Pacific Corporation	Common Stock, 119 shares	27,052
Exxon Mobil Corporation	Common Stock, 227 shares	24,402
Camping World Holdings, Inc.	Common Stock, 1,000 shares	21,080
Alexander's, Inc.	Common Stock, 100 shares	20,006
Vertiv Holdings Co	Common Stock, 170 shares	19,324
Chevron Corporation	Common Stock, 129 shares	18,657
Oracle Corporation	Common Stock, 111 shares	18,532
Blackstone Group Inc.	Common Stock, 82 shares	14,143
Enbridge Inc.	Common Stock, 311 shares	13,205
New York Mortgage Trust Inc	Common Stock, 2,127 shares	12,892
TTEC Holdings, Inc.	Common Stock, 2,500 shares	12,475
Coinbase Global, Inc.	Common Stock, 50 shares	12,415
Occidental Petroleum Corporation	Common Stock, 227 shares	11,229
Lemonade, Inc.	Common Stock, 300 shares	11,004
The Bank of Nova Scotia	Common Stock, 203 shares	10,901
Alibaba Group Holding Limited	Common Stock, 124 shares	10,538
Bank of Montreal	Common Stock, 103 shares	9,956
The PNC Financial Services Group, Inc.	Common Stock, 50 shares	9,725
Salesforce, Inc.	Common Stock, 29 shares	9,696
FedEx Corporation	Common Stock, 33 shares	9,159
Apollo Commercial Real Estate Finance, Inc.	Common Stock, 988 shares	8,556

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MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held as of December 31, 2024

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Amprius Technologies, Inc.	Common Stock, 3,000 shares	$8,400
TC Energy Corporation	Common Stock, 178 shares	8,263
The Toronto-Dominion Bank	Common Stock, 150 shares	7,986
Callaway Golf Company	Common Stock, 1,000 shares	7,860
Super Micro Computer, Inc.	Common Stock, 250 shares	7,620
IRSA Inversiones y Representaciones Sociedad Anónima	Common Stock, 504 shares	7,521
U.S. Bancorp	Common Stock, 152 shares	7,251
Overstock.com, Inc.	Common Stock, 1,447 shares	7,134
ASML Holding N.V	Common Stock, 10 shares	6,931
Crowdstrike Holdings, Inc.	Common Stock, 20 shares	6,843
Ellington Credit Company	Common Stock, 1,000 shares	6,620
Liberty Global Ltd.	Common Stock, 500 shares	6,570
Dow Inc.	Common Stock, 155 shares	6,204
APA	Common Stock, 237 shares	5,465
Warner Bros. Discovery	Common Stock, 513 shares	5,422
UnitedHealth Group Incorporated	Common Stock, 10 shares	5,059
HSBC Holdings plc	Common Stock, 101 shares	5,011
Citigroup Inc.	Common Stock, 62 shares	4,359
Sunrise Communications AG	Common Stock, 100 shares	4,308
Joyy, Inc.	Common Stock, 100 shares	4,185
Kinder Morgan, Inc.	Common Stock, 152 shares	4,154
DXC Technology	Common Stock, 200 shares	3,996
BXP, Inc.	Common Stock, 51 shares	3,814
Rithm Capital Corp	Common Stock, 335 shares	3,628
Advanced Micro Devices, Inc.	Common Stock, 30 shares	3,624
AG Mortgage Investment Trust, Inc.	Common Stock, 510 shares	3,392
AutoZone, Inc.	Common Stock, 1 shares	3,202
Canadian Imperial Bank of Commerce	Common Stock, 51 shares	3,194
Orange S.A.	Common Stock, 300 shares	2,952
McDonald's Corporation	Common Stock, 10 shares	2,899
PennyMac Mortgage Investment Trust	Common Stock, 215 shares	2,707
Innovative Industrial Properties Inc	Common Stock, 40 shares	2,666
Norwegian Cruise Lines Holdings	Common Stock, 100 shares	2,573
Snowflake Inc.	Common Stock, 15 shares	2,316
Panasonic Holdings Corporation	Common Stock, 200 shares	2,050
Annaly Capital Management, Inc.	Common Stock, 104 shares	1,903
KOHLS Corp	Common Stock, 130 shares	1,831
The Honest Company, Inc.	Common Stock, 250 shares	1,733
AGNC Investment Corp.	Common Stock, 160 shares	1,474
Transocean Ltd.	Common Stock, 392 shares	1,470
Two Harbors Investment Corporation	Common Stock, 98 shares	1,159
Intel Corporation	Common Stock, 50 shares	1,003
CHIMERA INVESTMENT CORPORATION	Common Stock, 66 shares	924
Celsius Holdings, Inc.	Common Stock, 35 shares	922

13

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held as of December 31, 2024

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
South Bow Corporation	Common Stock, 35 shares	$825
Hudson Pacific Properties, Inc.	Common Stock, 247 shares	747
Kyndryl Holdings, Inc.	Common Stock, 16 shares	554
ELLINGTON FINANCIAL INC.	Common Stock, 45 shares	545
D-Market Electronic Services Trading	Common Stock, 150 shares	455
Invesco Mortgage Capital Inc	Common Stock, 49 shares	394
Cherry Hill Mortgage Investment Corporation	Common Stock, 117 shares	309
Biomerica, inc.	Common Stock, 1,000 shares	300
Desktop Metal, Inc.	Common Stock, 85 shares	199
Logan Ridge Finance Corporation	Common Stock, 6 shares	150
SoundHound AI, Inc.	Common Stock, 5 shares	99
vTv Therapeutics Inc.	Common Stock, 5 shares	69
Impac Mortgage Holdings, Inc.	Common Stock, 10 shares	—
	Sub-Total	$5,982,586

*MFA Financial, Inc. Preferred Stock Series B	Preferred Stock, 5,347 shares	$113,005
Chimera Investment Corp Series C	Preferred Stock, 4,000 shares	92,600
Rithm Capital Corp. Series C	Preferred Stock, 3,600 shares	88,632
New York Mortgage Trust Series E	Preferred Stock, 3,000 shares	74,280
Two Harbors Investment Corp Series A	Preferred Stock, 3,000 shares	74,100
Redwood Trust, Inc. Preferred Series A	Preferred Stock, 2,200 shares	56,430
Annaly Capital Management, Inc. Preferred Series F	Preferred Stock, 2,000 shares	51,460
Chimera Investment Corp Series B	Preferred Stock, 2,000 shares	49,600
Pennymac Mortgage Investment Series A	Preferred Stock, 2,000 shares	46,520
AG Mortgage Investment Trust	Preferred Stock, 2,000 shares	43,180
New York Mortgage Trust Preferred Series G	Preferred Stock, 2,000 shares	37,541
Dynex Capital, Inc. Series C	Preferred Stock, 1,400 shares	35,840
Rithm Capital Corp. Series A	Preferred Stock, 1,000 shares	25,480
Rithm Capital Corp. Series B	Preferred Stock, 900 shares	22,806
New York Mortgage Trust Preferred Series D	Preferred Stock, 1,000 shares	22,720
Capstead Mortgage Corporation Preferred Series E	Preferred Stock, 900 shares	18,261
Chimera Investment Corp Series A	Preferred Stock, 700 shares	16,030
Two Harbors Investment Corp Series C	Preferred Stock, 400 shares	9,880
	Sub-Total	$878,365

*Fidelity 500 Index Fund	Mutual Funds	$3,720,302
*Fidelity Freedom 2055 Fund	Mutual Funds	2,803,575
*Fidelity Freedom 2060 Fund	Mutual Funds	2,454,708
*Fidelity Freedom 2040 Fund	Mutual Funds	2,415,939
*Fidelity Freedom 2050 Fund	Mutual Funds	2,133,397
*Fidelity Freedom 2045 Fund	Mutual Funds	1,535,065
*Fidelity Blue Chip Growth Fund	Mutual Funds	1,522,483
*Fidelity Freedom 2035 Fund	Mutual Funds	931,000
*Fidelity Freedom 2030 Fund	Mutual Funds	864,217

14

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held as of December 31, 2024

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*Fidelity Small Cap Growth Fund	Mutual Funds	$594,959
*Fidelity Emerging Markets Fund	Mutual Funds	407,705
*Fidelity 500 Index Fund Premium	Mutual Funds	396,519
*Fidelity Equity Income Fund	Mutual Funds	355,535
*Fidelity Freedom 2065 Fund	Mutual Funds	329,860
JPMorgan US Value R6	Mutual Funds	324,359
American Growth Fund of America Class F	Mutual Funds	317,992
*Fidelity Total Bond Fund	Mutual Funds	317,296
*Fidelity Global Ex U.S. Index Fund	Mutual Funds	295,722
*Fidelity Value Fund	Mutual Funds	284,863
*Fidelity U.S. Bond Index Fund	Mutual Funds	266,457
New Perspective Class A	Mutual Funds	260,850
*Fidelity Blue Chip Growth Fund	Mutual Funds	260,557
*Fidelity Extended Market Index Fund	Mutual Funds	249,228
Virtus NFJ Mid Cap Value A	Mutual Funds	247,254
American Europacific Growth Class F	Mutual Funds	244,506
*Janus Henderson Enterprise Fund Class T	Mutual Funds	217,105
*Fidelity Growth Discovery Fund	Mutual Funds	209,946
*Fidelity New Millennium Fund	Mutual Funds	198,191
Smead Value Fund Investor Cl Shares	Mutual Funds	177,965
*Fidelity Overseas Fund	Mutual Funds	161,191
*Fidelity Real Estate Income	Mutual Funds	145,362
*Fidelity Freedom 2020	Mutual Funds	141,411
*Allspring Special Small Cap Value Fund - Class Admin	Mutual Funds	127,769
*Fidelity Utilities fund	Mutual Funds	119,286
*Fidelity Freedom 2020 Fund	Mutual Funds	111,313
*Massmutual Premier Small Cap Opportunities Fund Administrative Class	Mutual Funds	86,438
Blackrock Commodity Strategies Fund Class A	Mutual Funds	84,705
*Goldman Sachs Inflation Protected Securities Fund Investor Shares	Mutual Funds	76,800
*Fidelity Freedom 2025 Fund	Mutual Funds	71,087
*Fidelity Small Cap Value Fund	Mutual Funds	58,115
Growth Fund Of America Class A	Mutual Funds	42,815
*Fidelity Freedom 2015 Fund	Mutual Funds	42,064
Europacific Growth Class A	Mutual Funds	17,967
*Fidelity Total International Index	Mutual Funds	5,399
*Fidelity Freedom Income Fund	Mutual Funds	3,781
Wasatch Small Cap Value	Mutual Funds	3,353
Wasatch Micro-Cap Value Fund	Mutual Funds	2,919
Wasatch Microcap	Mutual Funds	1,099
Morgan Stanley Global Opportunity A	Mutual Funds	1,046
Morgan Stanley Institutional Fund Us Lge Cap Grwth Por B	Mutual Funds	741
Morgan Stanley Institutional Fund Trust Mid Cap Grwth Adv Cl	Mutual Funds	662
Morgan Stanley Institutional Fund, Inc. Small Co Grwth Class P	Mutual Funds	573
	Sub-Total	$25,643,451

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MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held as of December 31, 2024

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
SPDR Portfolio Total Stock Market	Other Investments	$277,073
SPDR S&P 500 ETF Trust	Other Investments	236,708
WisdomTree India Earnings Fund	Other Investments	194,661
Vanguard S&P 500 ETF	Other Investments	188,451
Vanguard Extended Market ETF	Other Investments	135,232
Invesco QQQ Trust Series 1	Other Investments	119,687
iShares MSCI India Small-Cap ETF	Other Investments	96,327
Vanguard Total Stock Market ETF	Other Investments	69,832
*Fidelity Enhanced Large Cap Value ETF	Other Investments	63,981
BlackRock Corporate High Yield Fund, Inc.	Other Investments	44,194
iShares Russell 2000 Index fund	Other Investments	44,192
SPDR Dow Jones Industrial Average ETF	Other Investments	42,550
iShares MSCI India ETF	Other Investments	38,613
iShares Russel 2000 - OPTION	Other Investments	26,190
The Financial Select Sector SPDR Fund	Other Investments	24,892
The Technology Select Sector SPDR Fund	Other Investments	23,509
The Healthcare Select Sector SPDR Fund	Other Investments	20,874
Redwood Trust, Inc. 9.00% Senior Notes Due 2029	Other Investments	20,240
JPMorgan Nasdaq Equity Premium Income ETF	Other Investments	19,202
iShares S&P 500 ETF	Other Investments	17,218
Global X Robotics & Artificial Intelligence ETF	Other Investments	15,975
iShares Bitcoin Trust ETF	Other Investments	15,915
VanEck Vectors Oil Services ETF	Other Investments	13,562
Vanguard Energy ETF	Other Investments	12,131
Datadog Inc. - OPTION	Other Investments	9,900
Graniteshares ETF Trust 1.5X Long NVDA	Other Investments	8,564
Vaneck Vectors Vietnam ETF	Other Investments	6,888
VanEck Vectors Semiconductor ETF	Other Investments	4,843
Franklin Templeton ETF	Other Investments	4,333
Vanguard Value Index Fund Admiral Shares	Other Investments	4,257
Advanced Microdevices - OPTION	Other Investments	4,050
Vanguard Intermediate-Term Bond ETF	Other Investments	3,007
iShares Gold fund	Other Investments	2,617
ARK Autonomous Technology & Robotics ETF	Other Investments	1,947
Uber Technologies - OPTION	Other Investments	1,700
ARK Space Exploration and Innovation ETF	Other Investments	976
Wolfspeed Inc - OPTION	Other Investments	800
Occidental Petroleum Corporation - WARRANTS	Other Investments	744
ARK Innovation ETF	Other Investments	572
ARK Fintech Innovation ETF	Other Investments	371
Vanguard Russell 2000 ETF	Other Investments	269
ARK Genomic Revolution ETF	Other Investments	237
Graniteshares ETF Trust 1.5X Long META	Other Investments	66
	Sub-Total	$1,817,350

16

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held as of December 31, 2024

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*Fidelity Cash Reserves	Cash and cash equivalents	$704,635
*Fidelity Government Money Market Fund	Cash and cash equivalents	403,980
*Fidelity Brokerage account non-interest bearing cash	Cash and cash equivalents	2,554
	Sub-Total	$1,111,169

* Participant Loans	Interest Rate 4.25% - 9.50% Maturity Dates through December 2034	$300,107

	Grand Total	$35,733,028

* Indicates party-in-interest to the Plan.

17

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

Schedule of Delinquent Participant Contributions For the year ended December 31, 2024
Participant contributions transferred late to the Plan	Totals that constitute nonexempt prohibited transactions
Check here if late participant loan repayments are included: ☒	Contributions not corrected (1)	Contributions corrected outside VFCP (2)	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$—	$12,483	$234,132	$—	$—

(1)All contributions were remitted to the Plan. Lost earnings are in the process of being calculated and will be remitted to the Plan once finalized.
(2)Contributions of $234,132 were remitted to the Plan in 2023 and lost earnings of $8,387 have been remitted to the Plan in 2024.

18

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
EXHIBIT INDEX

Exhibit No.    Description
23.1        Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the MFA Financial, Inc. 401(k) Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: May 30, 2025	MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

	By:	/s/ Michael Roper
Michael Roper
Member
MFA Financial, Inc. 401(k) Administration Committee

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